KENVUE INC.
199 Grandview Road
Skillman, New Jersey 08558
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, D.C. 20549
Attention:    Ms. Abby Adams
Ms. Dorrie Yale
Kenvue Inc.
Registration Statement on Form S-1
File No. 333-269115
May 1, 2023
Dear Ms. Adams and Ms. Yale:
Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Kenvue Inc. (formerly known as JNTL, Inc.) (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. (New York City time) on May 3, 2023 or as soon thereafter as practicable.
In connection with this request, the Company acknowledges its obligations under the Securities Act.
* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Michael E. Mariani at (212) 474-1007. The Company hereby authorizes Mr. Mariani to orally modify or withdraw this request for acceleration.

Very truly yours,

KENVUE INC.

By:	/s/ Paul Ruh
	Name:	Paul Ruh
	Title:	Chief Financial Officer
[Signature Page to the Company’s Acceleration Request]